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FOR IMMEDIATE RELEASE

                      JOMED N.V. ANNOUNCES CONSUMMATION OF
                 SECOND STEP MERGER WITH ENDOSONICS CORPORATION

Beringen/Switzerland, September 22, 2000. European medical-technology company JOMED N.V. (SWX: JOM) announced today that on September 21, 2000, pursuant to an Agreement and Plan of Merger, dated as of August 5, 2000, by and among JOMED N.V., JOMED Acquisition Corp., a wholly-owned subsidiary of JOMED N.V. and EndoSonics Corporation (NASDAQ: ESON), JOMED Acquisition Corp. has merged with and into EndoSonics resulting in EndoSonics becoming a wholly-owned subsidiary of JOMED N.V.

JOMED also announced that, as a result of the merger, any outstanding shares of EndoSonics common stock (other than shares for which appraisal is sought under applicable provisions of Delaware law) not accepted for payment in connection with JOMED's tender offer for EndoSonics' common stock at $11.00 per share in cash, would be converted into the right to receive $11.00 per share in cash, upon presentation to ChaseMellon Shareholder Services L.L.C., the paying agent for the tender offer, of appropriate documentation by the holder of any such EndoSonics shares. ChaseMellon will mail to non-tendering stockholders materials to be used to exchange EndoSonics stock certificates for such payment.

*************

JOMED is the leading European developer and manufacturer of stents for interventional cardiology. It currently offers a range of more than 600 products in more that 60 countries. In 1999, JOMED achieved a turnover of EUR 43.7 million (US$39.5 million) and a net profit of EUR 2.1 million
(US$1.9 million). In the first half of 2000, JOMED increased its turnover by 51% and net profit by 178%. As a result of the acquisition of EndoSonics, JOMED intends to become a world leader among the suppliers of innovative products for minimally invasive interventions in blood vessels.

EndoSonics Corporation, headquartered in Rancho Cordova, California, is a leading developer, manufacturer and marketer of intravascular ultrasound (IVUS) imaging products, angioplasty catheters, and functional assessment products to assist in the diagnosis and treatment of cardiovascular and peripheral vascular disease.
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Credit Suisse First Boston is acting as exclusive financial advisor to JOMED in connection with the acquisition and the related financing and as dealer manager for the tender offer.

U.S. Bancorp Piper Jaffray Inc. acted as exclusive financial advisor to EndoSonics in this transaction and rendered a fairness opinion.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. Actual results may differ significantly from the discussion of such matters in the forward-looking statements. Factors that may cause such difference include, but are not limited to, those factors set forth in EndoSonics' Annual Report on Form 10-K for the year ended December 31, 1999, and other filings from time to time with the Securities and Exchange Commission.

Contact:

JOMED N.V.
Antti Rissinmas                           Tor Peters
Chief Financial Officer                   Chief Executive Officer
phone +46-42-490-6034                     phone +41-52-674-8506

EndoSonics Corporation
Kim Kelderman                             Morgan-Walke Associates, Inc.
Managing Director-Local Contact           Jim Byers, Danielle Scheg
phone +916-638-8008                       (Investor Relations)
                                          Christopher Katia (Media)
                                          phone +415-296-7383


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